UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934, as amended

Date of Report: September 18, 2014

AECOM TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-52423 (Commission File Number)	61-1088522 (IRS Employer Identification No.)

1999 Avenue of the Stars, Suite 2600 Los Angeles, CA (Address of principal executive offices)	90067 (Zip Code)

Registrant’s telephone number, including area code (213) 593-8000

N/A
 (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On September 18, 2014, AECOM Technology Corporation (the “Company”) issued a press release announcing the pricing of the Company’s offering of US$1.6 billion in aggregate principal amount of its senior notes maturing in 2022 and 2024.  A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Item 9.01.                Financial Statements and Exhibits.

(d)  Exhibits

Exhibit 99.1                           Press Release dated September 18, 2014, announcing the pricing of the Company’s offering of US$1.6 billion in aggregate principal amount of its senior notes maturing in 2022 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

AECOM TECHNOLOGY CORPORATION

Dated: September 18, 2014	By:	/s/ DAVID Y. GAN
David Y. Gan
Senior Vice President, Assistant General Counsel

EXHIBIT INDEX

Exhibit

99.1                        Press Release dated September 18, 2014, announcing the pricing of the Company’s offering of US$1.6 billion in aggregate principal amount of its senior notes maturing in 2022 and 2024.